Exhibit 99.1

Central GoldTrust

Friday April 29, 2011

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the three months ended March 31, 2011.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	March 31	December 31
	2011	2010
Net assets:
Gold at market	$878,987,248	861,425,828
Cash	14,649,751	15,582,308
Short-term deposits	722,259	806,234
Prepaid expenses and other	169,116	91,399
	894,528,374	877,905,769
Accrued liabilities	(600,746)	(819,113)
Net assets representing Unitholders’ equity	$893,927,628	877,086,656

Represented by:
Capital
Units issued 16,648,000	$572,667,949	572,667,949
Retained earnings
inclusive of unrealized appreciation of holdings	321,259,679	304,418,707
	$893,927,628	877,086,656

Net asset value per Unit	$53.70	52.68

Exchange rate: U.S. $1.00 = Cdn.	$0.9718	0.9946

Net asset value per Unit expressed in Canadian dollars	$52.18	52.40

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $16.8 million or 1.9% during the three months ended March 31, 2011, to a total of $893.9 million.  This increase was attributable to the increase in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3          Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2  Website: www.gold-trust.com  E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars, unaudited)
	Three months ended March 31,
	2011	2010
Income:
Interest	$10,925	990
Change in unrealized appreciation of holdings	17,580,251	4,646,372
Total income	17,591,176	4,647,362
Expenses:
Administration fees	430,395	236,381
Safekeeping fees and bank charges	217,512	107,745
Trustees’ fees and expenses	23,497	20,133
Legal fees	21,358	9,082
Auditors’ fees	18,348	22,646
Stock exchange fees	14,831	11,552
Regulatory filing fees	11,723	11,234
Unitholder information	7,338	11,737
Registrar and transfer agent fees	5,100	3,499
Miscellaneous	102	588
Foreign currency exchange loss	-	1,969
Total expenses	750,204	436,566
Net income
inclusive of the change in unrealized appreciation of holdings	$16,840,972	4,210,796
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$1.01	0.39

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2011 amounted to $16.8 million ($1.01 per Unit) compared to $4.2 million ($0.39 per Unit) for the same period in 2010, after deducting expenses of $750,204 (2010: $436,566).
Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statements of Income in accordance with the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended March 31, 2011 compared with 0.10% during the same period in 2010.  For the twelve months ended March 31, 2011, this expense ratio was 0.35% compared to 0.36% for the twelve months ended March 31, 2010.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At March 31, 2011, the Units of Central GoldTrust were 98.3% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

Central GoldTrust has filed their Annual Report on Form 40-F with the United States Securities Exchange Commission, which includes the financial statements for the year ended December 31, 2010.  A copy of the Form 40-F is available on Central GoldTrust’s website at www.gold-trust.com. Unitholders may request a printed copy of the complete audited financial statements, free of charge, by email to info@gold-trust.com or by regular mail to Central GoldTrust, P.O. Box 10106, Ancaster, Ontario L9K 1P3, and are also available electronically at www.sedar.com.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).